Exhibit 99.1

Paris, January 12, 2011

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointments
Total today announced the following appointments to its Management Committee, effective January 1, 2011:
-	Arnaud Breuillac, Senior Vice President, Middle East, Total Exploration & Production.

-	Michel Hourcard, Senior Vice President, Development and Operations Techniques, Total Exploration & Production and Senior Vice President for the Scientific and Technical Center in Pau.

-	Jacques Maigné, Chairman and Chief Executive Officer of Hutchinson, Total Chemicals.

-	Bernard Pinatel, Chairman and Chief Executive Officer of Bostik, Total Chemicals.
Arnaud Breuillac is a graduate of the Ecole Centrale de Lyon engineering school. He joined Total in 1982.
He held various positions in Exploration & Production in France, Abu Dhabi, the United Kingdom, Indonesia and Angola and in Refining in France.
In August 2004, he was appointed Vice President, Middle East Iran. He held this position until December 2006, when he became Senior Vice President, Continental Europe and Central Asia in Exploration & Production.
On July 1, 2010, Mr. Breuillac was appointed Senior Vice President, Middle East in Exploration & Production.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Michel Hourcard is a graduate of the Ecole Centrale de Paris engineering school. He began his career in the Scientific Department at the French Atomic Energy Commission (CEA) in 1980, before joining Total in 1982.
He held various drilling operations positions in Exploration & Production, including in Egypt and the North Sea, and in 1991 was appointed Manager of the Drilling Laboratory. He held this position until 1994, when he moved to the Finance Department as head of Chemicals Subsidiary Operations and subsequently Vice President, Investor Relations from 1995.
From 2000 to 2001, he was Vice President, Iran in TotalFinaElf’s Exploration & Production Division.
In December 2001, Mr. Hourcard was appointed Vice President, Corporate Communications. In January 2005, he was named Vice President UAE and Qatar in Exploration & Production’s Middle East Division.
On April 1, 2009, Mr. Hourcard was appointed Senior Vice President, Development and Operations Techniques, and Senior Vice President for the Scientific and Technical Center in Pau.
Jacques Maigné is a graduate of the Ecole Centrale de Lyon engineering school. He joined Paulstra, a Hutchinson subsidiary in 1989 as Vice President, Sales and Marketing for anti-vibration solutions for industry, in 1989.
In 1991, he moved on to head the Industrial Fluid Transfer team, whose portfolio of products is essentially intended for the defense and road transportation markets. In 1994, he was named Senior Vice President, Aerospace Anti-Vibration Solutions France.
From 2001 to 2009, Mr. Maigné served as Corporate Vice President, Aerospace and Industry at Hutchinson, which supplies aerospace equipment under the Hutchinson Aerospace brand.
In April 2009, Mr. Maigné was appointed Chairman and Chief Executive Officer of Hutchinson.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Bernard Pinatel is a graduate of the Ecole Polytechnique engineering school, the Paris Graduate School of Economics, Statistics and Finance (ENSAE) and Institut d’Etudes Politiques (Sciences Po). He also holds an MBA from INSEAD Graduate Business School. He began his career at Booz Allen Hamilton as a strategy consultant.
Mr. Pinatel joined Hutchinson in 1991 as an analyst in the Strategy Department, subsequently becoming Vice President, Production in Germany.
After three years as Plant Manager at Synthron, he rejoined Total as Vice President, Marketing Europe of Coates Lorilleux in 1999.
He was appointed CEO of Bostik France in 2000 and of Bostik Europe in 2003.
From July 2006 to December 2009, he was President of Total Resins, which encompasses Cray Valley, Cook Composites & Polymers and Sartomer.
In January 2010, Mr. Pinatel was appointed CEO of Bostik.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Hutchinson is a chemicals subsidiary of Total specialized in sealing systems, fluid transfer systems, vibration, acoustic and thermal insulation, and transmission and mobility systems. Its operations primarily concern the air, sea and land transportation sector. Industry is also one of its areas of expertise. Hutchinson is present in 22 countries, operates 90 sites and employs almost 25,000 people.
Bostik is a chemicals subsidiary of Total specialized in adhesives. It designs, manufactures and supplies adhesives and sealants for consumers, builders and industries. 5,000 employees at 50 production plants in nearly 40 countries worldwide serve three major markets daily — Industry, Building and Construction, and Consumer Products.